Exhibit 8

DYNAMIC DIGITAL DEPTH INC.

Subsidiaries

1.	Dynamic Digital Depth Australia Pty. Ltd., a Western Australia corporation.
2.	Dynamic Digital Depth Research Pty. Ltd., a Western Australia corporation.
3.	Dynamic Digital Depth USA, Inc., a Delaware corporation.